FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Harkins David V. (Last) (First) (Middle) c/o Thomas H. Lee Partners, L.P. 75 State Street (Street) Boston MA 02109 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Fisher Scientific International, Inc. (FSH) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 4/8/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01 per share	4/8/03		J (1)		5,977,006	D		- 0 -	I	See Note (1)
Common Stock, par value $.01 per share	4/8/03		J (1)		8,635	A (2)		165,920	D
Common Stock, par value $.01 per share	4/8/03		J (1)		1,502	A (3)		26,103	I	See Note (4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)      The reporting person is a Trustee of THL Equity Trust III (“Equity Trust III”), which, in turn, is the General Partner of Thomas H. Lee Equity Advisors III Limited Partnership (“Equity Advisors III”), which, in turn, is the General Partner of Thomas H. Lee Equity Fund III, L.P. (“Equity Fund III”), THL FSI Equity Investors, L.P. (“FSI”) and Thomas H. Lee Foreign Fund III, L.P. (“Foreign Fund III”).   The reporting person may be deemed to beneficially own the shares of the Issuer held directly by Equity Trust III, Equity Fund III, FSI, and Foreign Fund III.  On April 8, 2003 Equity Fund III, Foreign Fund III, FSI, and Equity Advisors III issued a pro rata distribution of common stock of the Issuer to their respective general and limited partners.  The reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(2)      Represents shares distributed to the reporting person in connection with the distribution described in footnote (1) above.

(3)      Represents shares distributed to the 1995 Harkins Gift Trust in connection with the distribution described in footnote (1) above.

(4)      Represents shares held directly by the 1995 Harkins Gift Trust, which may be deemed indirectly beneficially owned by the reporting person.  The reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

/s/ David V. Harkins ** Signature of Reporting Person	April 8, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002